Exhibit (a)(1)(J)

All A10 Team,

I am pleased to announce that A10 is kicking off an option exchange program today. As you may recall, when our stock price went down in 2014, our Board, and then our stockholders, approved a proposal to implement a program to exchange substantially “out-of-the money” options for RSUs. Fortunately, as our results and stock price have improved over the last few quarters, far fewer options are underwater. But since there are still some options well above current market price, A10 wants to give these employees a choice on keeping their current option grants or exchanging them for new equity. All of the details are contained in the formal offer materials, but in general the offer relates to options with per share exercise prices in excess of $12.00 per share held by our eligible employees and other service providers in specified jurisdictions (excluding any officers and members of our board of directors).

Generally, this voluntary, one-time stock option exchange offer allows eligible participants who received certain stock option grants the opportunity to exchange those options for a lesser number of restricted stock units with a different vesting schedule (the “offer”).  Options eligible to be exchanged include only those options granted with an exercise price per share greater than or equal to $12.00, that remain outstanding and unexercised as of the expiration of this offer and that were granted before April 29, 2014, under our 2014 Equity Incentive Plan or 2008 Stock Plan.  You are an eligible participant if you are an employee or other service provider of A10 or any of its subsidiaries (but excluding any of our officers or members of our board of directors) that resides in the U.S., Brazil, Colombia, France, Germany, India, Indonesia, Japan, Korea, Mexico, the Netherlands, People’s Republic of China, Spain, Taiwan, United Arab Emirates, or the United Kingdom as of the start of the offer and remains an employee or other service provider of A10 or any of its subsidiaries resident in any such countries through the expiration of the offer and the RSU grant date. Due to certain regulatory and/or other compensatory reasons, we are unable to extend the offer to exchange to employees or other service providers that reside in Australia, Hong Kong, Israel or Saudi Arabia. The Company will communicate directly with such employees and other service providers with regard to any of their options with per share exercise prices above $12.00.
If you are an eligible participant who holds eligible options, you should have received a separate communication earlier today announcing the offer and directing you to the offer documents that explain the terms and conditions of the offer and certain additional resources.  Please refer to such communication, the offer documents and the additional materials.

If you are not an eligible participant, then your stock option(s), if any, remain unaltered by the offer, and no action is required by you in regard to the offer.  As noted above, options with per share exercise prices below $12.00 are not eligible for exchange under the offer. Thus, even if you are an eligible participant, if some of your stock options are not eligible options and therefore cannot be exchanged in the offer, no action is required with respect to those options in connection with the offer.  In all cases, with respect to any of your eligible options, the offer is completely voluntary.

You may recall that our Definitive Proxy Statement filed with the SEC on April 27, 2015 (the “Proxy”) included a discussion of a proposed stock option exchange program. The Proxy used certain examples to explain some of the potential terms of the proposed offer, including examples that assumed that options with per share exercise prices of $6.19 through $8.51 could be eligible for exchange. However, the Proxy also described how only outstanding stock options with per share exercise prices that were at least 20% above the fair market value of our stock price at the time of or shortly prior to the offer’s commencement would be eligible for exchange (with the actual eligibility terms to be determined closer to the offer’s commencement). Given that the price of our common stock shortly before the offer generally has traded at higher prices than when the Proxy was filed, options with per share exercise prices between $6.19 and $8.51 are not eligible under the terms of this offer.

Please direct any questions on the offer to stockadmin@a10networks.com or Jill Osato.

Sincerely,

Lee Chen